SCHEDULE 13D

                                 (Rule 13d-101)

  Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
               Amendments Thereto Filed Pursuant to Rule 13d-2(a)

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                    Under the Securities Exchange Act of 1934
                              (Amendment No. 5)*

                               Delta Apparel, Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                   247368 10 3
                                 (CUSIP Number)

    E. Erwin Maddrey, II 233 N. Main Street, Suite 200, Greenville, SC 29601 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                  June 21, 2007
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box
|_|.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

-----------------------                                      -------------------
CUSIP No. 247368 10 3                                          Page 2 of 5 Pages
--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

     E. Erwin Maddrey, II
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|


--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     US
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    781,902
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        0
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           781,902
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     781,902
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  |X|


--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.1%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     IN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1. Security and Issuer

      a.    Title and class of equity securities:

                   Common Stock

      b.    Name and address of principal executive offices of Issuer:

                   Delta Apparel, Inc.
                   2750 Premiere Parkway
                   Suite 100
                   Duluth, GA  30097

Item 2. Identity and Background

      a.    Name of filing person:

                   E. Erwin Maddrey, II

      b.    Business Address:

                   233 N. Main Street, Suite 200, Greenville, SC 29601

      c.    Principal occupation:

            Mr. Maddrey is currently the President of Maddrey & Associates, which provides consulting services. He also serves as a director of Delta Apparel, Kemet Corporation, Blue Cross Blue Shield of South Carolina, and Delta Woodside Industries, Inc.

            d. During the last five years, Mr. Maddrey has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            e. During the last five years, Mr. Maddrey has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a final judgment, final decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

            f. Citizenship:

                   United States of America

Item 3. Source and Amount of Funds or Other Consideration

      Not applicable

Item 4. Purpose of Transaction

      Mr. Maddrey disposed of 84,522 shares of the Common Stock through transactions on June 21, 2007 pursuant to a plan established according to Rule10b5-1.

      Mr. Maddrey holds his Shares primarily for investment and has no plan or proposal (other than a plan established according to Rule 10b5-1) which would relate to or result in:

      a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

      b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

      c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

      d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

      e. Any material change in the present capitalization or dividend policy of the Issuer;

      f. Any other material change in the Issuer's business or corporate structure;

      g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

      h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

      i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

      j. Any action similar to any of these enumerated above.

Item 5. Interest in Securities of the Issuer

      a. Aggregate number and percentage of class of securities beneficially owned by the filing person:

            Number of Shares                            Percentage
            ----------------                            ----------

                781,902                                     9.1%

            Mr. Maddrey owns 781,902 shares of Issuer Common Stock directly. This excludes 172,588 shares of Issuer Common Stock held by the E. Erwin and Nancy B. Maddrey, II Foundation, a charitable trust, as to which shares Mr. Maddrey holds sole voting and investment power, but disclaims beneficial ownership.

      b.    Number of Shares as to which there is:

            (i)   Sole power to vote or to direct the vote:

                  781,902

            (ii)  Shared power to vote or to direct the vote:

                  0

            (iii) Sole power to dispose or direct the disposition:

                  781,902

            (iv)  Shared power to dispose or direct the disposition:

      c. Description of any transactions in the class of securities reported on that were effected during the past sixty days or since the most recent filing of
Schedule 13D, whichever is less, by the person named in response to paragraph
(a):

            Pursuant to the terms of his plan established according to Rule10b5-1, Mr. Maddrey has disposed of Issuer Common Stock in the last 60 days as follows:

                   --------------------------------------------
                   Date             Number of         Price Per
                                    Shares Sold       Share
                   --------------------------------------------
                   6/21/2007        84,500            $18.00
                   --------------------------------------------

      d. Statement regarding the right of any other person known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities.

           Not applicable.

      e. Statement regarding the date on which the reporting person ceased to be the beneficial owner of more than five percent of the class of securities:

           Not applicable.

Item 6.

      Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of Issuer:

      Mr. Maddrey has established a plan pursuant to the requirements of Rule10b5-1with UBS Financial Services, Inc.

Item 7.

      Material to be Filed as Exhibits:

      UBS Financial Services, Inc. Rule 10b5-1 Trading Plan (Stock Only) entered into on May 18, 2007.

SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2007

                                       /s/ E. Erwin Maddrey, II
                                       ------------------------
                                       E. Erwin Maddrey, II

[LOGO] UBS

                            Rule 10b5-1 Trading Plan

E. Erwin Maddrey II ("Seller") adopts this Trading Plan dated May 18, 2007 (the "Trading Plan") with respect to the "Stock"(defined below) with UBS Financial Services Inc. for the purpose of establishing a trading plan that complies with Rule 10b5-1(c)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Seller and UBS Financial Services Inc. agree as follows:

1. Specific Plan of Sale. UBS Financial Services Inc., acting as agent, agrees to effect sales of Stock on behalf of Seller in accordance with the specific instructions set forth in Exhibit A (the "Sales Instructions"). The term "Stock" means the common stock, par value $0.01 per share, of Delta Apparel Inc. ("Issuer") (symbol: DLA), including Stock that Seller has the right to acquire under the outstanding stock options issued by Issuer listed on Exhibit D (the "Options"), and includes any class or series of common stock of Issuer into which the Stock is converted whether pursuant to a reclassification, reorganization, reincorporation or similar event.

2. Fees/Commissions. Seller shall pay UBS Financial Services Inc. $0.06 cents per share of Stock sold; with such amounts to be deducted by UBS Financial Services Inc. from the proceeds of sales under this Trading Plan.

3. Seller's Representations and Warranties. Seller represents and warrants that:

      (a) Seller is not aware, as of the date hereof, of any material nonpublic information concerning Issuer or any securities of Issuer;

      (b) Seller is entering into this Trading Plan in good faith and not as part of a plan or scheme to evade the prohibitions of Rule 10b5-1;

      (c) Seller has informed Issuer of this Trading Plan and has furnished Issuer with a copy, and Seller has determined that this Trading Plan is consistent with Issuer's insider trading policy;

      (d) Seller has disclosed to UBS Financial Services Inc. any agreements that Seller is currently party to, or within the past 60 days, has been party to, with another broker, dealer or financial institution (each, a "Financial Institution") entered into for the purpose of establishing a trading plan that complies with Rule 10b5-1, including that certain Rule 10b5-1 Trading Plan dated as of October 1, 2006 with Wachovia Securities, LLC, as terminated by Wachovia Securities, LLC by written notice on March 5, 2007;

      (e) Seller is not subject to any legal, regulatory or contractual restriction or undertaking that would prevent UBS Financial Services Inc. from conducting sales in accordance with this Trading Plan;

      (f) the Stock to be sold under this Trading Plan is owned free and clear by Seller and is not subject to any liens, security interests or other encumbrances or limitations on dispositions, other than those imposed by Rule 144 or Rule 145, if applicable;


                                       (C) UBS Financial Services Inc. 2001-2004

      (g) Seller has had an opportunity to consult with Seller's own advisors as to the legal, tax, financial and other aspects of this Trading Plan, including this Trading Plan's compliance with Rule 10b5-1 and applicable state law. Seller has not received or relied on any representations from UBS Financial Services Inc. concerning this Trading Plan's compliance with Rule 10b5-1.

4. Agreements by Seller. Seller acknowledges and agrees to the following provisions:

      (a) Brokerage Account. Seller shall open a sole-purpose UBS Financial Services Inc. brokerage account prior to the execution of sales under this Trading Plan in the name of and for the benefit of Seller (the "Plan Account").

      (b) Delivery of Stock. Seller shall deliver all shares of Stock to be sold pursuant to this Trading Plan into the Plan Account prior to the commencement of any sales under this Trading Plan.

      (c) Hedging Transactions. While this Trading Plan is in effect, Seller shall comply with the prohibition set forth in Rule
            10b5-1(c)(1)(i)(C) against entering into or altering a corresponding or hedging transaction or position with respect to the Stock.

      (d) Notice to UBS Financial Services Inc. Seller shall notify UBS Financial Services Inc. to terminate or suspend sales, as appropriate, as soon as practicable upon Seller's obtaining knowledge of the occurrence of any of the events contemplated in paragraph 7(a) or (b) or paragraph 8(c).

      (e) Communications. Seller shall not, directly or indirectly, communicate any material nonpublic information relating to the Stock or Issuer to any employee of the UBS Financial Services Inc. 10b5-1 Group or any UBS Financial Services Inc. Financial Advisor.

      (f) Compliance with Applicable Laws and Required Exchange Act Filings. Seller shall comply with all applicable laws, rules and regulations, and Seller shall make all filings required under Sections 13 and 16 of the Exchange Act in a timely manner.

      (g) No Influence. Seller does not have, and shall not attempt to exercise, any influence over how, when or whether to effect sales of Stock pursuant to this Trading Plan.

      (h) Stock Non-Marginable. The Stock is not marginable and may not be used by Seller as collateral for any purpose.

      (i) Execution, Average Pricing and Pro Rata Allocation of Sales. UBS Financial Services Inc. may sell Stock on any national securities exchange, in the over-the-counter market, on an automated trading system or otherwise. UBS Financial Services Inc. or one of its affiliates may make a market in the Stock and may act as principal in executing sales under the Trading Plan. To the extent that UBS Financial Services Inc. administers other trading plans relating to Issuer's securities, UBS Financial Services Inc. may aggregate orders for Seller with orders under other sellers' trading plans for execution in a block and allocate each execution on a pro rata basis to each seller. In the event of partial execution of block orders, UBS Financial Services Inc. shall allocate the proceeds of all Stock actually sold on a particular day pursuant to all Rule 10b5-1 trading plans concerning Issuer's securities that UBS Financial Services Inc. manages pro rata based on the ratio of
            (x) the number of shares to be sold pursuant to the order instructions of each Trading Plan to (y) the total number of shares to be sold under all Trading Plans having the same type of order instructions.

      (j) Exclusivity. Until this Trading Plan has been terminated, Seller shall not enter into any agreement with, give any instructions to, or adopt a plan for trading with another Financial Institution with respect to purchase or sale of the Stock or the Options for the purpose of establishing a trading plan that complies with Rule 10b5-1.

      (k) Acknowledgment of Relief from Obligation to Effect Sales. UBS Financial Services Inc. shall be relieved of its obligation to sell Stock as otherwise required by paragraph 1 above at any time when:

            (i) UBS Financial Services Inc. has determined that (A) it is prohibited from doing so by a legal, contractual or regulatory restriction applicable to it or its affiliates or to Seller or Seller's affiliates; or (B) a material adverse change in the financial markets, in the market activity in the Stock or in the internal systems of UBS Financial Services Inc. or one of its affiliates, an outbreak or escalation of hostilities or other crisis or calamity has occurred (in each case, the effect of which is such as to make it, in the sole judgment of UBS Financial Services Inc., impracticable for UBS Financial Services Inc. to sell Stock); or (C) a trading suspension with respect to the Stock by the Securities and Exchange Commission or the Principal U.S. Market (defined in Exhibit A) or a delisting of the Stock or a banking moratorium has occurred; if UBS Financial Services Inc. cannot effect a sale for any of such reasons, UBS Financial Services Inc. shall effect such sale as promptly as practical after the cessation or termination of such cause, subject to the restrictions set forth in paragraph 1 of Exhibit A;

            (ii) This Trading Plan is suspended in accordance with paragraph 7 below;

            (iii) This Trading Plan is terminated in accordance with paragraph 8 below;

5. Rule 144 and Rule 145. With respect to sales of Stock subject to Rule 144 or Rule 145, Seller and UBS Financial Services Inc. agree to comply with the following provisions:

      (a)   Agreements by Seller Regarding Rule 144 and Rule 145.

            (i) Seller agrees not to take, and agrees to cause any person or entity with which Seller would be required to aggregate sales of Stock pursuant to Rule 144(a)(2) or (e) not to take, any action that would cause the sales hereunder not to meet all applicable requirements of Rule 144 or Rule 145.

            (ii) Seller agrees to complete, execute and deliver to UBS Financial Services Inc. Forms 144 for sales to be effected under the Trading Plan at such times and in such numbers as UBS Financial Services Inc. shall reasonably request. Seller hereby grants UBS Financial Services Inc. a power of attorney to complete and file on behalf of Seller any required Forms 144. The remarks section of each Form 144 filed shall include a statement to the effect that the shares covered by the Form 144 are being sold pursuant to a Rule 10b5-1 trading plan dated as of the date hereof, and the representation regarding the seller's knowledge of material nonpublic information speaks as of that plan adoption date.

            (iii) Seller agrees to complete, execute and deliver to UBS
                  Financial Services Inc. Rule 144 Seller's Representation Letters (in the form attached as Exhibit C) for sales to be effected under the Trading Plan at such times and in such numbers as UBS Financial Services Inc. shall reasonably request.

(b)   Agreements by UBS Financial Services Inc. Regarding Rule 144 and Rule 145.

      (i) UBS Financial Services Inc. agrees to conduct all sales pursuant to the Trading Plan in accordance with the manner of sale requirement of Rule 144. UBS Financial Services Inc. shall not effect any sales that will exceed the then-applicable volume limitation under Rule 144, taking into consideration only sales pursuant to this Trading Plan and any other sales transacted on behalf of Seller by UBS Financial Services Inc.

      (ii) UBS Financial Services Inc. agrees to file such Forms 144 on behalf of Seller with respect to sale under this Trading Plan as required by applicable law. UBS Financial Services Inc. shall make one Form 144 filing at the beginning of each three-month period, commencing upon the first Sale Day under the Trading Plan.

      (iii) UBS Financial Services Inc. agrees to submit such Rule 144 Seller's Representation Letters furnished by Seller pursuant to paragraph 5(a)(iii) on behalf of Seller as required by Issuer's transfer agent.

6.    Options. Intentionally Omitted

7.    Suspension. Sales under this Trading Plan shall be suspended as follows:

      (a) Promptly after the date on which UBS Financial Services Inc. receives notice from Seller or Issuer of legal, contractual or regulatory restrictions applicable to Seller or Seller's affiliates that would prevent UBS Financial Services Inc. from selling Stock under this Trading Plan (such notice merely stating that there is a restriction applicable to Seller without specifying the reasons for the restriction), including a restriction based on Seller's awareness of material nonpublic information in connection with a tender offer for Issuer's securities (transactions on the basis of which Rule 14e-3 of the Exchange Act could be violated).

      (b) In the event of a Qualifying Securities Offering, promptly after the date on which UBS Financial Services Inc. receives notice from Issuer or Seller of the Suspension Date until UBS Financial Services Inc. receives notice from Issuer or Seller of the Resumption Date; provided, however, that (i) Seller certifies that Seller has no control over the Suspension Date or the Resumption Date, and (ii) if Seller is unable to make such certification then this paragraph shall result in a termination of the Trading Plan, rather than suspension.

            "Qualifying Securities Offering" means any offering of securities of Issuer for cash in which the lead underwriter, lead manager, initial purchaser, placement agent or other entity performing a similar function (each, an "Underwriter") requires Seller to agree to restrict Seller's ability to effect Sales pursuant to this Trading Plan.

            "Suspension Date" means the date on which a preliminary prospectus, offering memorandum, offering circular or other disclosure document (each, a "Preliminary Offering Document") is first used to market securities of Issuer by the Underwriter, or if a Preliminary Offering Document is not used, the date on which the underwriting agreement, purchase agreement, placement agent agreement or similar agreement (each, an "Underwriting Agreement") is entered into by the Underwriter and Issuer.

            "Resumption Date" means the day immediately following the expiration of the time period during which Seller was restricted from effecting Sales pursuant to this Trading Plan in accordance with the Underwriting Agreement.

      (c) In the event that the UBS Financial Services Inc. 10b5-1 Group becomes aware of material nonpublic information concerning Issuer or the Stock, UBS Financial Services Inc. may be required by applicable law or, in its sole discretion, find it advisable, to suspend sales under this Trading Plan. In such case, UBS Financial Services Inc. shall promptly notify Seller of the suspension of sales under this Trading Plan.

8. Termination. This Trading Plan will terminate on the earliest to occur of the following (the "Plan Sales Period"):

      (a)   at the close of trading on May 31, 2008;

      (b) within one business day after the date on which UBS Financial Services Inc. receives notice from Seller of the termination of this Trading Plan;

      (c) upon the reasonable determination by UBS Financial Services Inc., or promptly after the reasonable determination by Seller and notice to UBS Financial Services Inc., that this Trading Plan does not comply with Rule 10b5-1;

      (d) promptly after the date UBS Financial Services Inc. is notified of the death of Seller;

      (e) immediately in the event that Seller fails to deliver any Stock pursuant to paragraph 4(b) or fails to satisfy the delivery requirements with respect to Options set forth in Exhibit D; or

      (f) the date that the aggregate number of shares of Stock sold pursuant to this Trading Plan reaches 316,750 shares.

9.    Indemnification; Limitation of Liability.

      (a)   Indemnification.

            (i) Seller agrees to indemnify and hold harmless UBS Financial Services Inc. and its directors, officers, employees and affiliates from and against all claims, losses, damages and liabilities (including, without limitation, any reasonable legal or other expenses reasonably incurred in connection with defending or investigating any such action or claim) (collectively, "Losses") arising out of or attributable to (A) UBS Financial Services Inc.'s actions taken or not taken in compliance with this Trading Plan, (B) any breach by Seller of this Trading Plan (including Seller's representations and warranties hereunder), or (C) any violation by Seller of applicable laws or regulations. This indemnification shall survive termination of this Trading Plan.

            (ii) UBS Financial Services Inc. agrees to indemnify and hold harmless Seller from and against all Losses arising out of or attributable to the gross negligence or willful misconduct of UBS Financial Services Inc. in connection with this Trading Plan.

(b)   Limitation of Liability.

      (i) Notwithstanding any other provision hereof, UBS Financial Services Inc. shall not be liable to Seller, and Seller shall not be liable to UBS Financial Services Inc., for: (A) special, indirect, punitive, exemplary or consequential damages, or incidental losses or damages of any kind, even if advised of the possibility of such losses or damages or if such losses or damages could have been reasonably foreseen; or (B) any failure to perform or to cease performance or any delay in performance that results from a cause or circumstance that is beyond its reasonable control, including, but not limited to, failure of electronic or mechanical equipment, strikes, failure of common carrier or utility systems, severe weather, market disruptions or other causes commonly known as "acts of God".

      (ii) Notwithstanding any other provision hereof, UBS Financial Services Inc. shall not be liable to Seller for (A) the exercise of discretionary authority or discretionary control under this Trading Plan, if any, or (B) any failure to effect a sale required by paragraph 1, except for failures to effect sales as a result of the gross negligence or willful misconduct of UBS Financial Services Inc.

10. Agreement to Arbitrate. Any dispute between Seller and UBS Financial Services Inc. arising out of, relating to or in connection with this Trading Plan or any transaction relating to this Trading Plan shall be determined only by arbitration as provided in the UBS Financial Services Inc. brokerage account agreement referred to in paragraph 4(a).

11.   Notices.

      (a) All notices to UBS Financial Services Inc. under this Trading Plan shall be provided in writing to the Executive Services Group of UBS Financial Services Inc. by facsimile at fax number 615-332-6809.

      (b) All notices to Seller under this Trading Plan shall be given to E. Erwin Maddrey II by telephone at telephone number 864-232-8301 or by certified mail to the address below:

                         233 North Main St., Suite 200
                         Greenville, SC 29601

      (c) Seller hereby instructs and authorizes UBS Financial Services Inc. to send duplicate copies of all confirmations of trades made under this Trading Plan to the Issuer at the following address:

                         Sam Watson
                         Delta Apparel Inc.
                         2750 Premiere Parkway Suite 100
                         Duluth, GA 30097

      (d) UBS Financial Services Inc. will provide notification of all sales of Stock and exercise of Options under this Trading Plan to Seller and to Issuer by e-mail at the below addresses by 6 p.m. (ET) on the date of execution on a best efforts basis, with a final report by 12 p.m. (ET) on the following business day. Seller and Issuer agree to notify UBS Financial Services Inc. in writing of any changes to the contact information provided.

                         emaddrey@aol.com
                         mlux@wyche.com
                         dlinhares@wyche.com
                         sam.watson@deltaapparel
                         deb.merrill@deltaapparel
                         salle.conlin@ubs.com

12. Amendments and Modifications. This Trading Plan and the Exhibits hereto may be amended by Seller only upon the written consent of UBS Financial Services Inc. and receipt by UBS Financial Services Inc. of the following documents, each dated as of the date of such amendment:

      (a) a certificate signed by Seller, certifying that the representations and warranties of Seller contained in this Trading Plan are true at and as of the date of such certificate as if made at and as of such date; and

      (b) an issuer certificate completed by Issuer substantially in the form of Exhibit B.

13. Inconsistency with Law. If any provision of this Trading Plan is or becomes inconsistent with any applicable present or future law, rule or regulation, that provision will be deemed modified or, if necessary, rescinded in order to comply with the relevant law, rule or regulation. All other provisions of this Trading Plan will continue and remain in full force and effect.

14. Governing Law. This Trading Plan shall be governed by and construed in accordance with the internal laws of the State of New York.

15. Entire Agreement. This Trading Plan, including Exhibits, and the brokerage account agreement referred to in paragraph 4(a) above, constitute the entire agreement between the parties with respect to this Trading Plan and supercede any prior agreements or understandings with regard to this Trading Plan.

16. Counterparts. This Trading Plan may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument.

NOTICE: THIS AGREEMENT CONTAINS A PREDISPUTE ARBITRATION CLAUSE IN PARAGRAPH 10.

IN WITNESS WHEREOF, the undersigned have signed this Trading Plan as of the date first written above.

/s/ E. ERWIN MADDREY II                 5/18/07
---------------------------             -------
Name: E. Erwin Maddrey II               Date
Title: Director, Chairman

UBS FINANCIAL SERVICES INC.

/s/ Doug Jones                          5/24/07
---------------------------             -------
Name: Doug Jones                        Date
Title: Director

/s/ Andrew Neal                         5/25/07
---------------------------             -------
Name: Andrew Neal                       Date
Title: Associate Director


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                                   EXHIBIT A

 This Exhibit A may not be amended except in accordance with the Trading Plan.

                             SPECIFIC INSTRUCTIONS

1. UBS Financial Services Inc. shall enter a sell order for the specified Sale Amount (as defined below) for the account of Seller on each specified Sale Day (as defined below) at the specified Sale Price (as defined below), subject to the following restrictions:

            In no event shall UBS Financial Services Inc. sell any shares of Stock pursuant to the Trading Plan prior to 6/01/2007 (Must be at least two weeks from the signature date of the Plan).

2. A "Sale Day" shall be any day during the Plan Sales Period that the limit price specified below is met provided, however, that if any Sale Day is not a Trading Day, such Sale Day shall be deemed to fall on the next succeeding Trading Day within the Plan Sales Period.

3. The "Sale Amount" and the "Sale Price" for any Sale Day shall be as follows:

            (a) On the first Trading Day available for this plan, using shares currently owned place a limit order to sell 316,750 shares at a price of $18.00 or better.

            Note: If the market price is higher than the limit price provided above at the time the order is placed, the Sale Amount for each Sale Day specified above shall be sold over the course of the entire trading day on a Best Efforts/Not Held basis.

4. The limit order(s) entered pursuant to this Trading Plan will be entered as a GTC order (good until cancelled), provided, however, that no GTC orders will last beyond the termination date of the Plan at which time any GTC order that has not been filled will be canceled.

5. If UBS Financial Services Inc. cannot sell the Sale Amount on any Sale Day, then, subject to the restrictions in paragraphs 1 and 4 above, UBS Financial Services Inc. may sell the amount of such shortfall as soon as, and to the extent practicable on the immediately succeeding Trading Day. In the event all or part of such shortfall cannot be sold on the immediately succeeding Trading Day, the remaining amount of such shortfall may be sold on each succeeding Trading Day until the shortfall has been sold. The number of shares of Stock to be sold in connection with any such shortfall shall be accumulated and added to Sale Amount, if any, that is scheduled to be sold pursuant to this Trading Plan on any such Trading Day. If any such shortfall exists after the close of trading on the last Trading Day of the Plan Sales Period, UBS Financial Services Inc.'s authority to sell such shares for the account of Seller under the Trading Plan shall terminate.

6. The Sale Amount and the Sale Price shall be adjusted automatically on a proportionate basis to take into account any stock split, reverse stock split or stock dividend with respect to the Stock or any change in capitalization with respect to Issuer that occurs while the Trading Plan is in effect.

7. A "Trading Day" is any day during the Plan Sales Period that the AMEX (the "Principal U.S. Market") is open for business and the Stock trades regular way on the Principal U.S. market; provided, however, that a "Trading Day" shall mean only that day's regular trading session of the Principal U.S. Market and shall not include any extended-hours or after-hours trading sessions that the Principal U.S. Market may allow.

/s/ E. Erwin Maddrey II                   5/18/2007
---------------------------               ---------
Name: E. Erwin Maddrey II                    Date
Title: Director, Chairman


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                                    EXHIBIT B

                               ISSUER CERTIFICATE

1. Delta Apparel Inc. ("Issuer") certifies that it has approved and retained a copy of the Trading Plan dated May 18, 2007 the ("Trading Plan") between
      E. Erwin Maddrey II ("Seller") and UBS Financial Services Inc. relating to the common stock of Issuer (the "Stock").

2. The Trading Plan is consistent with Issuer's insider trading policies, and, to the best of Issuer's knowledge, there are no legal, contractual or regulatory restrictions applicable to Seller or Seller's affiliates as of the date of this representation that would prohibit Seller from either entering into the Trading Plan or selling Stock pursuant to the Trading Plan.

3. During the Plan Sales Period, Issuer agrees to provide notice as soon as practicable to UBS Financial Services Inc. in the event that the Trading Plan becomes inconsistent with Issuer's insider trading policies, or Issuer becomes aware of legal, contractual or regulatory restrictions applicable to Seller or Seller's affiliates that would prohibit any sale pursuant to the Trading Plan (such notice merely stating that there is a restriction applicable to Seller without specifying the reasons for such restriction). In any event, Issuer shall not communicate any material nonpublic information about Issuer or its securities to UBS Financial Services Inc. with respect to the Trading Plan.

      Such notice shall be provided by facsimile to the Executive Services Group of UBS Financial Services Inc. by facsimile at fax number 615-332-6809 and shall indicate the anticipated duration of the restriction but shall not include any other information about the nature of the restriction or its applicability to Seller. Any such notice is provided under the express condition that UBS Financial Services Inc. shall (i) maintain such information in confidence, (ii) share it only with those persons who reasonably need to know the information in the execution and administration of the Trading Plan, and (iii) use any information concerning or contained in such notice (including existence of the notice) for no purpose other than the execution and administration of the Trading Plan; provided, however, nothing in this paragraph shall prohibit UBS Financial Services Inc. or its attorney from responding to any inquiry the Securities and Exchange Commission, NASD, NYSE or any other self-regulatory organization, any State securities regulator, or any other governmental authority regarding such notice or its underlying facts and circumstances.

4. To avoid delays in connection with transfers of stock certificates and settlement of transactions under the Trading Plan, and in acknowledgment of UBS Financial Services Inc.'s agreement in the Trading Plan that sales of Stock under the Trading Plan will be effected in compliance with Rule 144, Issuer agrees that it will, immediately upon Seller's directing delivery of Stock into an account at UBS Financial Services Inc. in the name of and for the benefit of Seller, instruct its transfer agent to process the transfer of shares and issue a new certificate to Seller's transferee or nominee that does not bear any legend or statement restricting its transferability to a buyer.

5.    Intentionally Omitted


/s/ Sam Watson                     5/18/07
-----------------                  -------
Name: Sam Watson                    Date
Title:


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                                   EXHIBIT C

  This Exhibit C may not be amended except in accordance with the Trading Plan

                                RULE 144 LETTER

UBS Financial Services Inc.                     Delta Apparel
Attn: Executive Services Group                  2750 Premiere Parkway, Suite 100
3325 Perimeter Hill Drive                       Duluth, GA 30097
Nashville, TN 37211

Ladies and Gentlemen:

In conjunction with my order to sell shares of common stock, par value $0.01per share, of Delta Apparel Inc. ("Issuer") ("the Stock"), through you as broker or dealer for my account pursuant to the Rule 10b5-1 Trading Plan dated May 18, 2007 (the "Trading Plan"), under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), I advise you as follows:

1. From the effective date of the Trading Plan until the end of the Plan Sales Period, I intend to sell Stock pursuant to Rule 10b5-1. I intend for UBS Financial Services Inc. to adhere to the Trading Plan without alteration or modification during the above-stated period.

2.    I am an affiliate of the Issuer.

3. The number of shares of Stock, which I have ordered you to sell as broker or dealer for my account, will conform to the Sales Instructions in Exhibit A of the Trading Plan.

4. I have verified that Issuer has been subject to the Securities and Exchange Commission (the "SEC") information reporting requirements pursuant to the Exchange Act for at least the preceding 90 days and has filed all required periodic reports during the 12 months preceding the first sale (other than Form 8-K reports) or during any shorter period that the SEC may require. As of the date of the Trading Plan, I did not know of any material nonpublic information concerning Issuer.

5. If the securities being sold are "restricted securities" as defined in paragraph (a)(3) of Rule 144, I confirm that I have been the beneficial owner for a period of at least one year as provided in paragraph (d) of Rule 144.

6. a) I have not solicited or arranged for the solicitation of any orders to buy in anticipation or in connection with my proposed sales.

      b) I have made no payments to any other person in connection with your execution of my order.

      c) I have not agreed to act in concert with any other person in connection with my proposed sales.

7. It is my bona fide intention to sell the Stock as expressly prescribed in the Trading Plan pursuant to the Plan.


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8.    I understand that the payment of the proceeds of the sales will be delayed until the shares of Stock are transferred and delivered free of restrictions to UBS Financial Services Inc..

9. All capitalized terms used in this Rule 144 Letter shall have the meanings ascribed to them in the Trading Plan.

The undersigned agrees to notify UBS Financial Services Inc. immediately if any of the above representations become inaccurate before the sales are completed.

Very truly yours,

/s/ E. Erwin Maddrey II                                  E. Erwin Maddrey II
---------------------------                              --------------------
Signature of the Seller                                  Print Name


233 North Main St., Suite 200, Greenville, SC 29601      5/18/2007
---------------------------------------------------      ---------
Seller's Address                                         Date
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                                   EXHIBIT D

                            STOCK OPTION PROVISIONS

 This Exhibit D may not be amended except in accordance with the Trading Plan.

                             Intentionally Omitted


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                                   EXHIBIT E

                     EMPLOYEE STOCK OPTION EXERCISE NOTICE

                             Intentionally Omitted


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